Spheric Technologies, Inc.

4708 East Van Buren Street

Phoenix, Arizona 85008

602 218-9292

November 3, 2009

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W.

Washington DC 20002

Attention: Pamela Long

Re:	Spheric Technologies, Inc.
Registration Statement on Form S-1 (No. 333-154274)
Acceleration Request

Ladies and Gentlemen:

Spheric Technologies, Inc. hereby requests that its above referenced Registration Statement on Form S-1, as amended by Amendment No. 9, be made effective at 5:00 p.m., Eastern Time, on Thursday, November 5, 2009, or as soon thereafter as is practicable, subject to confirmation by telephone to our counsel Chris Hoffmann at Quarles & Brady LLP at 602-229-5336.

In connection with this acceleration request, Spheric Technologies, Inc. acknowledges the following:

(i)	Should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Spheric Technologies, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	Spheric Technologies, Inc. may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Spheric Technologies, Inc.

By:	/s/ Joseph Hines
Joseph Hines President and Chief Executive Officer